Exhibit 12.1

Alexza Pharmaceuticals, Inc.

Computation of Ratios of Earning to Fixed Charges

(in thousands)

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2012	2011	2010	2009	2008	2007
EARNINGS:
Loss before taxes	$(3,827)	$(40,531)	$(1,481)	$(56,065)	$(77,041)	$(55,910)
Plus: fixed charges (see below)	(468)	(2,389)	(1,935)	(772)	(1,413)	(1,543)
Total earnings (loss) to cover fixed charges	$(3,359)	$(38,142)	$454	$(55,293)	$(75,628)	$(54,367)

FIXED CHARGES
Interest Expense	$305	$1,587	$1,333	$438	$897	$954
Amortization of debt discount and deferred interest	128	602	299	29	38	49
Interest portion of rental expense	35	200	303	305	478	540
Total Fixed Charges	$468	$2,389	$1,935	$772	$1,413	$1,543

Deficiency of Earnings to Cover Fixed Charges	$(3,827)	$(40,531)	$(1,481)	$(56,065)	$(77,041)	$(55,910)